SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No            X

LG.Philips LCD SHOWCASES LATEST TFT-LCD PANELS

AT FPD INTERNATIONAL 2004

Company Debuts World’s Largest Single Plate 20.1-inch WXGA AMOLED Prototype With

Low Temperature Polysilicon During Exhibition

SEOUL, South Korea, October 19, 2004—LG.Philips LCD Co., Ltd. (NYSE: LPL, KSE: 034220), one of the world’s leading manufacturers of thin-film-transistor liquid crystal display (TFT-LCD) technology, will demonstrate a full line-up of TFT-LCD products for LCD TVs, desktop monitors, notebook PCs, rear-seat automotive entertainment, mobile and other applications during FPD International 2004 in Yokohama, Japan.

LG.Philips LCD will also be demonstrating the following TFT-LCDs at FPD International 2004:

•	55-inch Wide Full HD LCD for HDTVs and Multimedia Displays

•	42-inch Wide XGA+ LCD for HDTVs and Multimedia Displays

•	37-inch Wide XGA+ LCD for HDTVs and Multimedia Displays

•	32-inch Wide XGA+ LCD for HDTVs and Multimedia Displays

•	26-inch Wide XGA+ LCD for HDTVs

•	23-inch Wide XGA+ LCD for HDTVs

•	30-inch Wide QXGA+ LCD for Desktop Monitors

•	23-inch Wide UXGA LCD for Desktop Monitors

•	20.1-inch Wide SXGA+ LCD for Desktop Monitors

•	20.1-inch UXGA LCD for Desktop Monitors

•	19-inch SXGA LCD for Desktop Monitors and Multi-functional Monitors

•	17-inch Wide UXGA+ LCD for Notebook PCs

•	17.1-inch Wide XGA LCD for Notebook PCs

•	15-inch SXGA LCD for Notebook PCs

•	15-inch Wide XGA+ for Notebook PCs

•	8-inch Wide VGA LCD for Rear-seat Automotive Entertainment

•	7-inch Wide QVGA LCD for Automotive Entertainment and Car Navigation

Making its debut at FPD International 2004, LG.Philips LCD will unveil its prototype of the world’s largest single plate low temperature polysilicon (LTPS) technology based active matrix organic light emitting diode (AMOLED) display.

This 20.1-inch prototype for future-generation TVs significantly improves the display’s response time and provides superior color saturation, along with reduced power consumption—all within a slim form factor, without a backlight needed.

The company will also be showing its line-up of TFT-LCDs for mobile applications, featuring both LTPS and field sequential color (FSC) technology prototypes. In addition, LG.Philips LCD will also show several LCD prototypes to demonstrate its latest technology advancements in areas such as luminance controllable backlights and dynamic scanning backlights.

LG.Philips LCD’s executive vice president of marketing, Bruce Berkoff, will be presenting during the keynote session S-1 on October 20, and also during session H4 on October 21 on, “Displaying the Digital World on TFT-LCDs”, within the Pacifico Yokohama Seminar Hall. In addition, Mr. Chang-ho Oh, team leader of panel design for LG.Philips LCD’s Development Center, will deliver his speech, “Technologies for LCD TVs”, during session A-6 on October 22.

FPD International 2004 will be held at the Pacifico Yokohama Exhibition Hall from October 20-22. Media interested in seeing LG.Philips LCD’s TFT-LCD portfolio first hand should visit LG.Philips LCD’s Booth #381, or contact Stacey Voorhees at svoorhees@mcapr.com, or via telephone at 650-968-8900, ext. 108.

About LG.Philips LCD

Headquartered in Seoul, South Korea, LG.Philips LCD is one of the world’s leading manufacturers of TFT-LCDs. In July 2004, LG.Philips LCD became the world’s first company to have a dual concurrent listing on the KSE and NYSE. The company has extended its focus beyond traditional and successful notebook and PC monitor markets and is poised to also deliver solutions for consumer electronics products like the growing LCD TV category, as well as other value-added, non-traditional, display-centric markets such as the multimedia, medical, automotive and aerospace industries. Information on the company is available at www.lgphilips-lcd.com. LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release may contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Contact: Bruce Berkoff, EVP, Marketing,	Stacey Voorhees, Senior Account Manager,
LG.Philips LCD	MCA Public Relations
Phone: 001-82-2-3777-0707 or 408-474-5188	Phone: 650-968-8900, ext. 108
e-mail: bruce@lgphilips-lcd.com	e-mail: svoorhees@mcapr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

By: /s/ RON H. WIRAHADIRAKSA
Date: October 19, 2004	(Signature)

Name: Ron H. Wirahadiraksa
Title: Joint Representative Director and Chief Financial Officer